Rule 424(b)(2)

Registration Statement No. 333-131159

CUSIP 125581CQ9

PRICING SUPPLEMENT NO. 12

Dated August 9, 2006 to

Prospectus, dated January 19, 2006 and

Prospectus Supplement, dated January 20, 2006

CIT GROUP INC.

MEDIUM-TERM FLOATING RATE NOTES, SERIES A

DUE NINE MONTHS OR MORE FROM DATE OF ISSUE

(X) Senior Note	( ) Subordinated Note

Principal Amount:	$350,000,000

Proceeds to Corporation:	99.90% or $349,650,000

Agent’s Commission:	0.10% or $350,000, payable on the Original Issue Date.

Issue Price:	100% or $350,000,000

Form:	Global Note

Original Issue Date:	August 14, 2006

Initial Maturity Date:

August 14, 2008, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next succeeding Business Day as if it were made on the date that the payment was due and no interest on such principal will accrue for the period from and after the Initial Maturity Date if the maturity of all or any portion of the principal amount of the notes is not extended in accordance with the procedures described below.

Final Maturity Date:

August 14, 2016, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next succeeding Business Day as if it were made on the date that the payment was due, and no interest on such principal will accrue for the period from and after the Final Maturity Date.

Actual Maturity Date:

Quarterly on February 14, May 14, August 14 and November 14, commencing on August 14, 2008, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next succeeding Business Day as if it were made on the date that the payment was due, and no interest on such principal will accrue for the period from and after the Actual Maturity Date.

Lehman Brothers Inc.

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Extendible Floating Rate Senior Notes	$350,000,000	100.000%	$37,450

(1) This Registration Fee is calculated pursuant to Rule 457(o) under the Securities Act.

Election Dates:

Quarterly on February 14, May 14, August 14 and November 14, commencing on November 14, 2006, provided that if any such day is not a Business Day, the Election Date will be extended to the next succeeding Business Day.

Election Notice Period:	The Election Notice Period for each Election Date will begin ten Business Days prior to an Election Date, and end two Business Days immediately preceding the Election Date.

Extension Election:

The Notes will mature on the Initial Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below under “Extension Election” on page 4 of this pricing supplement. In no event will the maturity of the Notes be extended beyond the Final Maturity Date.

Interest Rate Basis	Federal Funds (Open) Rate.

Spread:	Information relating to the Spread is set forth below under “Spread” on page 3 of this Pricing Supplement.

Interest Reset Dates:

Each Business Day, commencing on August 14, 2006, provided that (a) the Federal Funds (Open) Rate in effect for any day that is not a Business Day shall be the Federal Funds (Open) Rate in effect for the prior Business Day and (b) the Federal Funds (Open) Rate in effect on the second Business Day preceding an Interest Payment Date shall remain in effect for all days following such day prior to such Interest Payment Date.

Interest Payment Dates:

Interest will be paid (i) on the Actual Maturity Date, and (ii) quarterly on February 14, May 14, August 14 and November 14, commencing on November 14, 2006, provided that if any such day (other than a maturity date or the date of redemption) is not a Business Day, then the Interest Payment Date will be postponed to the following day which is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day.

Interest Determination Dates:	Each Interest Reset Date.

Interest Rate Calculation:	Interest Rate Basis determined on the Interest Determination Date plus the Spread.

Accrual of Interest:

Accrued interest will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The “Interest Factor” for any Note for each such day will be computed by multiplying the aggregate principal amount then outstanding of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Optional Redemption:

The Notes are redeemable, at our option, in whole or in part, on or after August 14, 2012, on any Interest Payment Date, at par plus accrued interest upon not less than 30 days’ notice. In addition, if a holder of any Notes elects not to extend the maturity of such Notes, we may elect to redeem such Notes, in whole or in part, on any Interest Payment Date following such election not to extend the maturity.

Day Count Convention:	Actual/360

Specified Currency:	U.S. Dollars ($)

Denominations:	The Notes will be issued in denominations of $2,000 and integral multiples of $1,000

Delivery:	The Notes are expected to be delivered in book-entry form only, to purchasers through the Depository Trust Company (“DTC”) on or about August 14, 2006.

Maximum Interest Rate:	Maximum rate permitted by New York law.

Minimum Interest Rate:	0.0%

Exchange Listing:	None.

Trustee, Registrar, Authenticating Agent, U.S. Calculation Agent and U.S. Paying Agent:	JPMorgan Chase Bank, N.A.

CUSIP:

125581CQ9. In the event you do not elect to extend the maturity of all or any portion of your Notes, the principal amount of the Notes for which you do not exercise such election will be assigned a new CUSIP number.

Agent:	Lehman Brothers Inc.

Other Provisions:

“Federal Funds (Open) Rate” means for any Interest Determination Date, the rate on that date for the Federal Funds open rate as that rate is displayed on Bridge Telerate, Inc. (or any successor service) on page 5 (or any other page as may replace that page on that service) (“Telerate Page 5”) or if not available on Telerate Page 5, the Federal Funds open rate at Garvin Guy Butler (or any successor entity). If the Federal Funds open rate does not appear on Telerate Page 5 and is not available from Garvin Guy Butler, or if the rate is not yet published by 9:00 a.m. New York City time, on any Interest Determination Date, then the Federal Funds (Open) Rate will be the Federal Funds open rate as displayed on Bridge Telerate, Inc. (or any successor service) on page 4833 (or any other page as may replace that page on that service) or from Prebon Marshall Yamane (or any successor entity). The Federal Funds (Open) Rate will be calculated on a weighted basis, meaning Friday’s rate will be in effect for Saturday and Sunday.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York.

SPREAD

The table below indicates the applicable Spread to be added to the Interest Rate Basis for the Interest Reset Dates occurring during each of the indicated interest periods:

For the issue date and Interest Reset Dates occurring:	Spread:

From and including the Original Issue Date to but excluding the August 14, 2007 Interest Reset Date	plus 14 bps

From and including the August 14, 2007 Interest Reset Date to but excluding the August 14, 2008 Interest Reset Date	plus 14 bps

From and including the August 14, 2008 Interest Reset Date to but excluding the August 14, 2009 Interest Reset Date	plus 15 bps

From and including the August 14, 2009 Interest Reset Date to but excluding the August 14, 2010 Interest Reset Date	plus 16 bps

From and including the August 14, 2010 Interest Reset Date to but excluding the August 14, 2011 Interest Reset Date	plus 17 bps

From and including the August 14, 2011 Interest Reset Date to but excluding the August 14, 2012 Interest Reset Date	plus 18 bps

From and including the August 14, 2012 Interest Reset Date to but excluding the August 14, 2013 Interest Reset Date	plus 18 bps

From and including the August 14, 2013 Interest Reset Date to but excluding the August 14, 2014 Interest Reset Date	plus 18 bps

From and including the August 14, 2014 Interest Reset Date to but excluding the August 14, 2015 Interest Reset Date	plus 18 bps

From and including the August 14, 2015 Interest Reset Date to and including the August 14, 2016 Final Maturity Date	plus 18 bps

EXTENSION ELECTION

During an Election Notice Period you may elect to extend the maturity of all or any portion of the principal amount of your Notes (in any multiple of $2,000 or integral multiples of $1,000 thereof) so that the maturity of your Notes will be extended to the date opposite the listed Election Date. The Election Dates and the corresponding Actual Maturity Dates are:

ELECTION DATE	ACTUAL MATURITY DATE

November 2006 Election Date	November 2008 Actual Maturity Date
February 2007 Election Date	February 2009 Actual Maturity Date
May 2007 Election Date	May 2009 Actual Maturity Date
August 2007 Election Date	August 2009 Actual Maturity Date
November 2007 Election Date	November 2009 Actual Maturity Date
February 2008 Election Date	February 2010 Actual Maturity Date
May 2008 Election Date	May 2010 Actual Maturity Date
August 2008 Election Date	August 2010 Actual Maturity Date
November 2008 Election Date	November 2010 Actual Maturity Date
February 2009 Election Date	February 2011 Actual Maturity Date
May 2009 Election Date	May 2011 Actual Maturity Date
August 2009 Election Date	August 2011 Actual Maturity Date
November 2009 Election Date	November 2011 Actual Maturity Date
February 2010 Election Date	February 2012 Actual Maturity Date
May 2010 Election Date	May 2012 Actual Maturity Date
August 2010 Election Date	August 2012 Actual Maturity Date
November 2010 Election Date	November 2012 Actual Maturity Date
February 2011 Election Date	February 2013 Actual Maturity Date
May 2011 Election Date	May 2013 Actual Maturity Date
August 2011 Election Date	August 2013 Actual Maturity Date
November 2011 Election Date	November 2013 Actual Maturity Date
February 2012 Election Date	February 2014 Actual Maturity Date
May 2012 Election Date	May 2014 Actual Maturity Date
August 2012 Election Date	August 2014 Actual Maturity Date
November 2012 Election Date	November 2014 Actual Maturity Date
February 2013 Election Date	February 2015 Actual Maturity Date
May 2013 Election Date	May 2015 Actual Maturity Date
August 2013 Election Date	August 2015 Actual Maturity Date
November 2013 Election Date	November 2015 Actual Maturity Date
February 2014 Election Date	February 2016 Actual Maturity Date
May 2014 Election Date	May 2016 Actual Maturity Date
August 2014 Election Date	August 2016 Actual Maturity Date

To make an effective election, you must deliver a notice of election during the Election Notice Period. Your notice of election must be delivered to JPMorgan Chase Bank, N.A., the Paying Agent for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business in New York City on the last Business Day in the applicable Election Notice Period, at which time such notice becomes irrevocable.

If, with respect to any Election Date, a Holder does not make an election to extend the maturity of all or a portion of the principal amount of such Holder’s Notes, the principal amount of the Notes for which such Holder has failed to make such an election will become due and payable on the earlier of the Initial Maturity Date or such later Actual Maturity Date listed above, opposite the relevant Election Date on which the Notes were extended. The principal amount of the Notes for which such election is not exercised will be represented by a new Global Note issued on such Election Date. The Global Note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number, will have the Spread as specified above, and its maturity date will be the earlier of the Initial Maturity Date or such later corresponding Actual Maturity Date listed opposite the relevant Election Date on which the Notes were extended. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

The Notes are issued in registered global form and remain on deposit with DTC, the depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through DTC. To ensure that DTC receives timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Paying Agent prior to the close of business in New York City on the last Business Day in the Election Notice Period, you must instruct the direct or indirect DTC participant through which you hold an interest in the Notes in accordance with the then applicable operating procedures of the DTC.

The DTC must receive any notice of election from its DTC participants no later than 12:00 noon (New York City time) on the last Business Day in the Election Notice Period for the DTC to deliver timely notice of your election to the Paying Agent. Different DTC direct or indirect participants have different deadlines for accepting instructions from their customers. You should consult the direct or indirect DTC participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to DTC.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

This section supplements and incorporates the discussions of material U.S. federal income tax consequences under the caption “Certain U.S. Federal Income Tax Consequences” in the accompanying Prospectus Supplement, dated January 20, 2006, and under the caption “Certain U.S. Federal Income Tax Considerations” in the accompanying Prospectus, dated January 19, 2006, in each case, with respect to U.S. Holders (as defined therein), and is subject to the limitations and qualifications therein.

There are no Treasury regulations, administrative rulings or other authorities directly addressing the U.S. federal income tax treatment of debt instruments with terms that are substantially similar to the Notes, and therefore, the U.S. federal income tax treatment of the Notes is uncertain. In the absence of further guidance, we intend to take the position that the election by a holder to extend the maturity of a Note will not be a taxable event for U.S. federal income tax purposes. This position is based on our interpretation of the Treasury regulations governing original issue discount (“OID”) on debt instruments (the “OID Regulations”) and the Treasury regulations dealing with modifications to the terms of debt instruments (the “Modification Regulations”).

Pursuant to the Modification Regulations, the exercise of an option by a holder of a debt instrument to defer the timing of any scheduled payment due under the debt instrument is a taxable event if, based on all the facts and circumstances, the deferral is considered to be material. In this regard, a safe harbor is provided under which a deferral that extends the maturity of a debt instrument for the lesser of 5 years or 50% of the original term to maturity of the debt instrument does not give rise to a taxable event (the “50% Safe Harbor”). The Modification Regulations do not specifically address, however, debt instruments with features such as the Notes, including the economic equivalence of the Notes to a ten-year debt instrument containing put and call options.

Under the OID Regulations, in considering the effect of a holder or issuer option on the determination of the yield and maturity of a debt instrument, a holder is deemed to exercise or not exercise an option in a manner that maximizes yield, and an issuer is deemed to exercise or not exercise an option so as to minimize yield. As applied to the Notes, a holder can be presumed, as of the issue date, to exercise the option to extend the maturity of the Notes, likely until the final maturity date, because the spread for computing the coupon rates on the Notes will periodically increase from an initial amount equal to .14% to an amount equal to .18%. However, although the spread for computing the coupon rates of the Notes will not increase after August 14, 2011, the overall yield of the Notes can be viewed as being reduced if our option to call the Notes for redemption is exercised on August 14, 2012. Accordingly, we will treat the Notes as having a 6-year term to maturity based upon the OID Regulations.

Assuming a 6-year term to maturity for the Notes, we believe that a holder’s election to extend the maturity of all or any portion of the principal amount of the Notes (in accordance with the procedures described herein) reasonably can be treated as not giving rise to a taxable event for U.S. federal income tax purposes. The 50% Safe Harbor would allow for an extension of the Notes for up to 3 years (or 50% of their assumed 6-year term to maturity) and we intend to take the position that additional extensions of the maturity of the Notes for up to 1 year until August 2016 would not be material based on all the facts and circumstances. Based on such treatment, the election by a holder to extend the maturity of a Note to its final maturity date in August 2016 would not constitute a taxable event under the Modification Regulations.

Prospective investors should be aware that the interrelationship of the OID Regulations and the Modification Regulations is not clear, so there can be no assurance that the IRS will accept, or that the courts will uphold, our treatment of the Notes under the Modification Regulations. In particular, the IRS might view the Notes as having a 2-year maturity with an election to extend the maturity of the Notes beyond August 14, 2009 (i.e., applying the 50% Safe Harbor to a 2-year note) constituting a taxable event for U.S. federal income tax purposes. Even if the IRS treats the Notes as having a 6-year term, the IRS may view any extension of the Notes’ maturity beyond August 2015 as resulting in a taxable event. If an election to extend the maturity of the Notes is considered a taxable event for U.S. federal income tax purposes under the Modification Regulations, a holder generally would be required to recognize any gain inherent in the Notes at the time of such an extension, and might be required to accrue OID on the Notes following the election.

If the Notes are treated in accordance with our intended position described above, the Notes would be treated as having been issued with only a de minimis amount of OID for U.S. federal income tax purposes and, therefore, would not constitute OID debt securities, as such term is defined in the Prospectus, dated January 19, 2006, under the caption “Certain U.S. Federal Income Tax Considerations.” It is possible, however, that the IRS could assert that the Notes are subject to special rules governing “contingent payment debt instruments.” If the IRS were successful in making this assertion, holders might be required to accrue OID on the Notes in advance of their receipt of actual interest payments, and any gain recognized with respect to the Notes generally would be treated as ordinary income.

Although the matter is not free from doubt, a holder that does not elect to extend the maturity date of its Notes may be treated as having disposed of its Notes in a taxable transaction in exchange for non-extendible substitute notes ("Substitute Notes") if the differences between the terms of the Notes and the Substitute Notes as of the applicable Election Date are treated as “economically significant” under the Modification Regulations. Under the Modification Regulations, the determination of whether such differences are "economically significant" is based on all the facts and circumstances and takes into account all the legal rights or obligations that are altered and the degree to which they are altered collectively. If the differences between the terms of the Notes and the Substitute Notes are treated as "economically significant" and the non-extending holder is treated as exchanging its Notes for Substitute Notes in a taxable transaction, the non-extending holder would recognize gain or loss in an amount equal to the difference between its adjusted tax basis in the Notes for which the election to extend the maturity date is not made and the issue price of the Substitute Notes. The issue price of the Substitute Notes generally would equal the fair market value of the Substitute Notes as of the applicable Election Date if the Substitute Notes are treated as "publicly traded" under the OID Regulations, the fair market value of the Notes on the applicable Election Date if the Substitute Notes are not "publicly traded" but the Notes are so traded, or the principal amount of the Substitute Notes if both the Notes and Substitute Notes are not "publicly traded." In addition, if the issue price of a Substitute Note treated as received in a taxable transaction is less than or equal to 99.75% of the Substitute Note’s face amount, the Substitute Note would constitute an OID debt security, as such term is defined in the accompanying Prospectus, under the caption “Certain U.S. Federal Income Tax Considerations,” which generally would require the non-extending holder to include OID (generally equal to the difference between the Substitute Note’s issue price and face amount) in gross income over the remaining term of the Substitute Note.

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax treatment and the tax consequences to them of the acquisition, ownership and disposition of the Notes, including the tax consequences of electing, or not electing, to extend the maturity date of the Notes.